PRIVATE OFFERING NOTICE


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                           Merrill Lynch & Co., Inc.
               97% Protected Notes Linked to The Gold Spot Price
                                 due June 2008
                      US$10 principal amount per security

                            Private Offering Notice

                                 Summary Terms

The Securities:                        Payment at maturity:
o  Minimum repayment will not be       o  On the maturity date, for each unit
   less than 97% of the principal         of securities an investor owns,
   amount per security.                   that investor will receive an
                                          amount equal to the sum of $9.70
o  Senior unsecured debt                  per unit and an additional amount
   securities of Merrill Lynch &          based on the percentage increase,
   Co., Inc.                              if any, in the Gold Spot Price,
                                          multiplied by a participation rate
o  The securities are linked to           expected to be between 65% and 80%,
   the price of one troy ounce of         as described in the attached
   gold, expressed in U.S.                offering document. If the Gold Spot
   dollars (the "Gold Spot                Price decreases or does not
   Price"), as described in the           increase sufficiently, at maturity
   attached offering document.            an investor will receive less than
                                          the $10 principal amount per unit,
o  The securities will not be             which would result in a loss. The
   listed.                                Gold Spot Price must increase by a
                                          percentage expected to be between
o  Expected settlement date:              3.75% and 4.62%, depending on the
   June   , 2004.                         actual participation rate, in order
                                          for you to receive at least the
o  No payments before the                 principal amount of $10 per unit.
   maturity date.                         In no event, however, will an
                                          investor receive less than 97% of
o  The securities are made                the principal amount per unit.
   available to each investor
   outside of the United States
   in a minimum initial
   investment of US$50,000 or
   such other amount, and subject
   to such other restrictions, as
   may be applicable to such
   investor under the private
   offering rules of any
   jurisdiction outside of the
   United States.

The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.



                            PRIVATE OFFERING NOTICE

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This Notice and the Offering Document have been issued by Merrill Lynch & Co.,
Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisers concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited, which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                   The date of this Notice is June 9, 2004.

     This Notice supplements the Preliminary Prospectus Supplement, dated
          June 9, 2004, and the Prospectus, dated November 26, 2003.